EXHIBIT 99.1

For Immediate Release 20-15-TR	Date:	February 26, 2020

Teck Files Audited Annual Financial Statements for 2019

Vancouver, B.C. - Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today filed its annual audited financial statements for the year ended December 31, 2019. As previously disclosed on February 23, 2020, subsequent to the release of Teck’s unaudited financial results for the fourth quarter of 2019, Teck withdrew the regulatory application for the Frontier Project. As a consequence, under IFRS, Teck was required to assess the carrying value of the Frontier Project as at December 31, 2019. In light of the withdrawal, as noted previously, Teck has recorded a non-cash pre-tax impairment of $1.13 billion in relation to the Frontier Project as at December 31, 2019.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com  or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com